Exhibit (a)(5)(iii)

June 10, 2024

Subject: Progress on the Saltchuk Transaction

Ladies and Gentlemen,

Since we announced that OSG had reached an agreement to be acquired by Saltchuk Resources, we have worked together with Saltchuk to draft the formal documents and filings necessary to proceed with the transaction which would, upon its completion, make OSG privately held. As I described during our Town Hall, this morning Saltchuk commences its tender offer whereby OSG stockholders may sell (tender) their shares directly to Saltchuk for $8.50 per share. This offer will remain open until July 9, 2024, unless it is extended. Also today, we are filing documents with the Department of Justice for it to conduct an antitrust review under the Hart Scott Rodino Act. Saltchuk’s offer will be successful if enough OSG shares are tendered so that Saltchuk would own more than 50% of OSG’s shares and the required antitrust clearance is obtained.

We and our Board of Directors are very supportive of this transaction. By joining Saltchuk, we will become part of their well-respected family of diversified transportation, marine service, and energy distribution companies. Saltchuk respects the work that we do operating our vessels and is committed to our values of delivering incident-free and environmentally responsible transportation services. I thank you sincerely for all the efforts and contributions each of you make every day to OSG.

Keep in mind that until the transaction closes, OSG remains an independent company. Saltchuk has expressed that they intend to keep OSG as a standalone entity, as its seventh line of business, running OSG in all material respects in the same way as we operate it today. Below are some FAQs that may address some of your questions, and I encourage you to raise anything additional you may wish to know.

Details including the specific documents that are involved relating to the tender offer (including the procedure for tendering shares and receiving payment) are available online at https://www.osg.com/investors/sec-filings/and at the website maintained by the SEC at www.sec.gov.

FAQs

1. Why does a sale of OSG make sense?

In January, Saltchuk reached out to us to express their interest in acquiring OSG. Our Board then initiated an extensive process to determine the path forward that would be in the best interests of the business. Ultimately, the Board found that Saltchuk’s offer, which has increased since their initial indication of interest, represents compelling value to, and is in the best interest of, our shareholders not affiliated with Saltchuk.

2. Who is Saltchuk? Why are they the right acquirer for OSG?

Saltchuk, based in Seattle, is a family of diversified transportation, marine service, and energy distribution companies. Their operating companies have distinguished themselves in their respective segments of marine services, energy distribution, air cargo, domestic and international shipping, and logistics. This transaction partners us with an organization that shares our values and focus on customers.

3. What will change as a result of the transaction?

Nothing changes at this time and we will remain an independent company until the transaction closes. After the close, we expect to operate as a standalone entity within Saltchuk’s family of companies. OSG would become a privately owned company and would no longer be publicly listed on the NYSE.

4. Will I continue to have a job with OSG?

Saltchuk has expressed to us their intention to keep operating OSG as a standalone entity, running the business the same way we do today, under the leadership of our existing management team. Because of this, we anticipate there will be little impact to our existing staffing. Further, joining the Saltchuk family of companies, with over 30 operating companies and 7,500 employees across the U.S. and the Caribbean provides potential career opportunities at other Saltchuk companies.

5. What happens next?

The tender offer has commenced and is expected to conclude on July 9th, unless it is extended. Regulatory clearance from the Department of Justice antitrust division must be received in order to proceed with closing.

6. What do I communicate to external parties with questions — suppliers, customers, etc.?

Only authorized employees should speak with external parties. Employees should not speak on behalf of OSG to the media or financial community. All media and financial inquiries should be directed to the attention of Susan Allan sallan@osg.com.

7. How soon can OSG employees interact with Saltchuk employees?

You should not engage with Saltchuk employees unless you are explicitly asked by your supervisor. Between now and then, both companies will continue to operate as standalone organizations. We will update you with more information as to interactions between OSG and Saltchuk employees as we move forward towards closing.

8. Will OSG be implementing a hiring freeze until the closing of the transaction?

No. Until the transaction closes, it is business as usual. Until the closing, the HR team will continue to evaluate open positions in the ordinary course.

Please do not hesitate to reach out if you have any other questions or concerns not covered above.

Sam